Registration No.  333-73536
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 583

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on December 31, 2001 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


       The Dow(sm) Dividend And Repurchase Target 10 Portfolio,
                       Qualified 2002 Series

           European Target 20 Portfolio, Qualified 2002 Series
        The Nasdaq(R) Target 15 Portfolio, Qualified 2002 Series
           The S&P Target 24 Portfolio, Qualified 2002 Series
        Value Line(R) Target 25 Portfolio, Qualified 2002 Series

FT 583

FT 583 is a series of a unit investment trust, the FT Series. Each of the five portfolios listed above (each, a "Trust," and collectively, the "Trusts") is a separate portfolio, or series, of FT 583 consisting of a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


            The date of this prospectus is December 31, 2001

                           Table of Contents

Summary of Essential Information                            3
Fee Table                                                   5
Report of Independent Auditors                              7
Statements of Net Assets                                    8
Schedules of Investments                                   10
The FT Series                                              16
Portfolios                                                 17
Risk Factors                                               19
Hypothetical Performance Information                       21
Public Offering                                            24
Distribution of Units                                      25
The Sponsor's Profits                                      26
The Secondary Market                                       26
How We Purchase Units                                      26
Expenses and Charges                                       26
Tax Status                                                 27
Rights of Unit Holders                                     27
Income and Capital Distributions                           28
Redeeming Your Units                                       28
Investing in a New Trust                                   29
Removing Securities from a Trust                           29
Amending or Terminating the Indenture                      30
Information on the Sponsor, Trustee,
  Shareholder Servicing Agent and Evaluator                30
Other Information                                          31

                  Summary of Essential Information
                                 FT 583


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   JPMorgan Chase Bank
Shareholder Servicing Agent:  BISYS Fund Services Ohio, Inc.
                 Evaluator:   First Trust Advisors L.P.

                                                                                     The Dow(sm)         European Target 20
                                                                                     DART 10 Portfolio   Portfolio
                                                                                     Qualified 2002      Qualified 2002
                                                                                     Series              Series
                                                                                     ____________        ____________
Initial Number of Units (1)                                                            16,483.238          16,419.605
Fractional Undivided Interest in the Trust per Unit (1)                              1/16,483.238        1/16,419.605
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                    $      9.100        $      9.130
   Deferred Sales Charge of .8% of the Public Offering
     Price per Unit (.8% of the net amount invested) (3)                             $       .073        $       .073
   Less Deferred Sales Charge per Unit                                               $      (.073)       $      (.073)
   Public Offering Price per Unit (4)                                                $      9.100        $      9.130
Sponsor's Initial Repurchase Price per Unit (5)                                      $      9.100        $      9.130
Redemption Price per Unit (based on aggregate underlying
    value of Securities) (5)                                                         $      9.100        $      9.130
Estimated Net Annual Distribution per Unit (6)                                       $       .228        $       .378
CUSIP Number                                                                           30266T 268          30266T 276
Security Code                                                                               61751               61752
Ticker Symbol                                                                              FDDTQX              FETTQX

First Settlement Date                                 January 2, 2002
Mandatory Termination Date (7)                        December 31, 2002

_____________

See "Notes to Summary of Essential Information" on page 4.

                       Summary of Essential Information

                                 FT 583


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2001


                    Sponsor:   Nike Securities L.P.
                    Trustee:   JPMorgan Chase Bank
Shareholder Servicing Agent:   BISYS Fund Services Ohio, Inc.
                  Evaluator:   First Trust Advisors L.P.

                                                                 The Nasdaq(R)          The S&P             Value Line(R)
                                                                 Target 15              Target 24           Target 25
                                                                 Portfolio,             Portfolio,          Portfolio,
                                                                 Qualified              Qualified           Qualified
                                                                 2002 Series            2002 Series         2002 Series
                                                                 ____________           ____________       ____________
Initial Number of Units (1)                                         23,067.960            15,017.583         14,807.872
Fractional Undivided Interest in the Trust per Unit (1)           1/23,067.960          1/15,017.583       1/14,807.872
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2) $      6.500          $     10.000       $     10.130
   Deferred Sales Charge of .8% of the Public
     Offering Price per Unit (.8% of the net amount invested) (3) $       .052          $       .080       $       .081
   Less Deferred Sales Charge per Unit                            $      (.052)         $      (.080)      $      (.081)
   Public Offering Price per Unit (4)                             $      6.500          $     10.000       $     10.130
Sponsor's Initial Repurchase Price per Unit (5)                   $      6.500          $     10.000       $     10.130
Redemption Price per Unit (based on aggregate underlying
    value of Securities) (5)                                      $      6.500          $     10.000       $     10.130
Estimated Net Annual Distribution per Unit (6)                            N.A.                  N.A.               N.A.
CUSIP Number                                                        30266T 284            30266T 292         30266T 300
Security Code                                                            61753                 61754              61755
Ticker Symbol                                                           FNDQTX                FSTTQX             FVALQX

First Settlement Date                                 January 2, 2002
Mandatory Termination Date (7)                        December 31, 2002

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trusts. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. dollars is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge you will pay includes the deferred sales charge and the creation and development fee which are collected as described in "Fee Table" and "Public Offering." If you redeem or sell Units, you will not be assessed any remaining unaccrued deferred sales charge payments or creation and development fee at the time of sale or redemption.

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criterion for The S&P Target 24 Portfolio, The Nasdaq(R) Target 15 Portfolio or the Value Line(R) Target 25 Portfolio.

(7) See "Amending or Terminating the Indenture."

                                   Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                            THE DOW(SM)             EUROPEAN TARGET 20
                                                                            DART 10 PORTFOLIO       PORTFOLIO
                                                                            QUALIFIED 2002 SERIES   QUALIFIED 2002 SERIES
                                                                            _____________________   _____________________
                                                                                       Amount                  Amount
                                                                                       per Unit                per Unit
                                                                                       ________                ________
Unit Holder Sales Fees (as a percentage of
  public offering price)

Maximum Sales Charge
  Initial sales charge                                                      0.00%(a)   $.000        0.00%(a)   $.000
  Deferred sales charge                                                     0.80%(b)   $.073        0.80%(b)   $.073
  Creation and development fee cap                                          0.25%(c)   $.023        0.25%(c)   $.023
                                                                            _____      _____        _____      _____
  Maximum Sales Charges
     (including creation and development fee cap)(c)                        1.05%      $.096        1.05%      $.096
                                                                            =====      =====        =====      =====
Organization Costs (as a percentage of
  public offering price)
Estimated organization costs                                                .192%(d)   $.0175       .192%(d)   $.0175
                                                                            =====      ======       =====      ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)

Portfolio supervision, bookkeeping, administrative
  and evaluation fees                                                       .064%      $.0060        .064%     $.0060
Trustee's fee, Shareholder Servicing Agent's fee
  and other operating expenses                                              .176%(f)   $.0164        .282%(f)  $.0264
                                                                            _____      ______       _____      ______
Total                                                                       .240%      $.0224        .346%     $.0324
                                                                            =====      ======       =====      ======

                                                           THE NASDAQ(R)           THE S&P TARGET          VALUE LINE(R)
                                                           TARGET 15 PORTFOLIO     24 PORTFOLIO            TARGET 25 PORTFOLIO
                                                           QUALIFIED 2002 SERIES   QUALIFIED 2002 SERIES   QUALIFIED 2002 SERIES
                                                           _____________________   _____________________   _____________________
                                                                      Amount                  Amount                  Amount
                                                                      per Unit                per Unit                per Unit
                                                                      ________                ________                ________
Unit Holder Sales Fees (as a percentage of
  public offering price)

Maximum Sales Charge
  Initial sales charge                                     0.00%(a)   $.000        0.00%(a)   $.000        0.00%(a)   $.000
  Deferred sales charge                                    0.80%(b)   $.052        0.80%(b)   $.080        0.80%(b)   $.081
  Creation and development fee cap                         0.25%(c)   $.016        0.25%(c)   $.025        0.25%(c)   $.025
                                                           _____      _____        _____      _____        _____      _____
  Maximum Sales Charges
     (including creation and development fee cap)(c)       1.05%      $.068        1.05%      $.105        1.05%      $.106
                                                           =====      =====        =====      =====        =====      =====
Organization Costs (as a percentage of
  public offering price)
Estimated organization costs                               .269%(d)   $.0175       .175%(d)   $.0175       .173%(d)   $.0175
                                                           =====      =====        =====      ======       =====      ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)

Portfolio supervision, bookkeeping, administrative
  and evaluation fees                                      .090%      $.0060       .059%      $.0060       .058%      $.0060
Trustee's fee, Shareholder Servicing Agent's fee
  and other operating expenses                             .276%(f)   $.0184       .189%(f)   $.0194       .235%(f)   $.0244
                                                           _____      ______       _____      ______       _____      ______
Total                                                      .366%      $.0244       .248%      $.0254       .293%      $.0304
                                                           =====      ======       =====      ======       =====      ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                                  1 Year     3 Years    5 Years    10 Years
                                                                                  _____      _____      _____      _____
The Dow(sm) Dividend And Repurchase Target 10 Portfolio, Qualified 2002 Series    $148       $460       $795       $1,740
European Target 20 Portfolio, Qualified 2002 Series                                159        493        850        1,855
The Nasdaq(R) Target 15 Portfolio, Qualified 2002 Series                           169        522        900        1,960
The S&P Target 24 Portfolio, Qualified 2002 Series                                 147        458        790        1,730
Value Line(R) Target 25 Portfolio, Qualified 2002 Series                           152        471        813        1,777

The examples assume that the principal amount and distributions are rolled annually into a New Trust, and you pay the deferred sales charge.

________________

(a) There is no initial sales charge on Trust Units.

(b) The deferred sales charge for each Trust is a fixed dollar amount equal to $.073, $.073, $.052, $.080 and $.081 per Unit for The Dow(sm)
DART 10 Portfolio, the European Target 20 Portfolio, The Nasdaq(R) Target 15 Portfolio, The S&P Target 24 Portfolio and the Value Line(R) Target 25 Portfolio, respectively, which will be accrued on a daily basis and deducted monthly, commencing January 18, 2002, over the life of a Trust and at a Trust's termination. The deferred sales charge, as a percentage of the Public Offering Price, will vary over time. When you purchase Units you will only be subject to deferred sales charge payments not yet accrued.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of .25% per Trust collected at the end of the initial offering period which is generally 365 days. The creation and development fee is computed based on a Trust's average daily net asset value through the date of collection. If the value of your Units decreases over the initial offering period, the creation and development fee as a percentage of your initial investment will be less than .25%. However, in no event will we collect more than .25% of your initial investment if the value of your Units increases over the initial offering period.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time. The Sponsor will bear annual Trust Operating Expenses in excess of the amounts set forth above (if applicable) for each Trust.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                          Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 583


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 583, comprising The Dow(sm) Dividend And Repurchase Target 10 Portfolio, Qualified 2002 Series; European Target 20 Portfolio, Qualified 2002 Series; The Nasdaq(R) Target 15 Portfolio, Qualified 2002 Series; The S&P Target 24 Portfolio, Qualified 2002 Series; and Value Line(R) Target 25 Portfolio, Qualified 2002 Series (the "Trusts"), as of the opening of business on December 31, 2001 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the cash held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on December 31, 2001, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 583, comprising The Dow(sm) Dividend And Repurchase Target 10 Portfolio, Qualified 2002 Series; European Target 20 Portfolio, Qualified 2002 Series; The Nasdaq(R) Target 15 Portfolio, Qualified 2002 Series; The
S&P Target 24 Portfolio, Qualified 2002 Series; and Value Line(R) Target 25 Portfolio, Qualified 2002 Series, at the opening of business on December 31, 2001 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
December 31, 2001

                          Statements of Net Assets

                                 FT 583


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2001


                                                                                      The Dow(sm)         European Target 20
                                                                                      DART 10 Portfolio   Portfolio
                                                                                      Qualified 2002      Qualified 2002
                                                                                      Series              Series
                                                                                      ____________        ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                      $  149,997          $  149,911
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                               (288)               (287)
                                                                                      __________          __________
Net assets                                                                            $  149,709          $  149,624
                                                                                      ==========          ==========
Units outstanding                                                                     16,483.238          16,419.605

ANALYSIS OF NET ASSETS
Cost to investors (4)                                                                 $  149,997          $  149,911
Less sales charge (4)                                                                         (0)                 (0)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                               (288)               (287)
                                                                                      ___________          __________
Net assets                                                                            $   149,709          $  149,624
                                                                                      ===========          ==========

__________

See "Notes to Statements of Net Assets" on page 9.

                          Statements of Net Assets

                                 FT 583


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2001


                                                                   The Nasdaq(R)                             Value Line(R)
                                                                   Target 15            The S&P Target 24    Target 25
                                                                   Portfolio, Qualified Portfolio, Qualified Portfolio, Qualified
                                                                   2002 Series          2002 Series          2002 Series
                                                                   ____________         ____________         ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $  149,942           $  150,176           $   150,004
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (404)                (263)                 (259)
                                                                   __________           __________           ___________
Net assets                                                         $  149,538           $  149,913           $   149,745
                                                                   ==========           ==========           ===========
Units outstanding                                                  23,067.960           15,017.583            14,807.872

ANALYSIS OF NET ASSETS
Cost to investors (4)                                              $  149,942           $  150,176           $   150,004
Less sales charge (4)                                                      (0)                  (0)                   (0)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (404)                (263)                 (259)
                                                                   __________           __________           ___________
Net assets                                                         $  149,538           $  149,913           $   149,745
                                                                   ==========           ==========           ===========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) Cash totaling $748,530 which will be allocated among each of the five Trusts in FT 583, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0175 per Unit for each of the Trusts. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) No initial sales charge will be assessed on Trust Units. A deferred sales charge, which accrues on a daily basis and which will total $.073, $.073, $.052, $.080 and $.081 per Unit for The Dow sm DART 10 Portfolio, European Target 20 Portfolio, The Nasdaq(R) Target 15 Portfolio, The S&P Target 24 Portfolio and the Value Line(R) Target 25 Portfolio, respectively, will be paid to the Sponsor in monthly installments beginning on January 18, 2002 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) over the life of a Trust and at each Trust's termination. If Unit holders redeem Units they will not have to pay the unaccrued amount of the deferred sales charge applicable to such Units when they redeem them.

                        Schedule of Investments

         The Dow(sm) Dividend And Repurchase Target 10 Portfolio
                          Qualified 2002 Series
                                 FT 583


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2001


                                                                          Percentage
Number                                                                    of Aggregate  Market      Cost of       Current
of         Ticker Symbol and                                              Offering      Value per   Securities to Dividend
Shares     Name of Issuer of Securities (1)                               Price         Share       the Trust (2) Yield (3)
______     _______________________________________                        ___________   ________    __________    ____________
415        AA       Alcoa Inc.                                             10%          $ 36.150    $ 15,002      1.66%
384        BA       The Boeing Company                                     10%            39.100      15,014      1.74%
716        DIS      The Walt Disney Company                                10%            20.950      15,000      1.00%
492        EK       Eastman Kodak Company                                  10%            30.480      14,996      5.91%
377        XOM      Exxon Mobil Corporation                                10%            39.780      14,997      2.31%
307        GM       General Motors Corporation                             10%            48.920      15,019      4.09%
720        HWP      Hewlett-Packard Company                                10%            20.820      14,990      1.54%
122        IBM      International Business Machines Corporation            10%           122.900      14,994      0.46%
410        JPM      J.P. Morgan Chase & Co. (4)                            10%            36.550      14,986      3.72%
326        MO       Philip Morris Companies Inc.                           10%            46.010      14,999      5.04%
                                                                          _____                     ________
                         Total Investments                                100%                      $149,997
                                                                          =====                     ========

___________

See "Notes to Schedules of Investments" on page 15.

                         Schedule of Investments

           European Target 20 Portfolio, Qualified 2002 Series
                                 FT 583


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2001


                                                                             Percentage
Number                                                                       of Aggregate  Market      Cost of         Current
of       Ticker Symbol and                                                   Offering      Value       Securities to   Dividend
Shares   Name of Issuer of Securities (1)                                    Price         per Share   the Trust (2)   Yield (3)
______   _______________________________________                             _________     _________   _________       _________
  470    AABA NA      ABN AMRO Holding NV                                      5%          $ 15.952    $  7,498        5.25%
  526    ANL LN       Abbey National Plc                                       5%            14.245       7,493        5.33%
  487    AAL LN       Anglo American Plc                                       5%            15.397       7,498        3.45%
1,490    BLT LN       BHP Billiton Plc                                         5%             5.033       7,500        3.23%
  238    BAY GY       Bayer AG                                                 5%            31.570       7,513        5.17%
  893    BATS LN      British American Tobacco Plc                             5%             8.401       7,502        5.69%
  609    CGNU LN      CGNU Plc                                                 5%            12.312       7,498        4.97%
1,588    CW/ LN       Cable & Wireless Plc                                     5%             4.722       7,498        4.45%
  176    DCX GY       DaimlerChrysler AG                                       5%            42.637       7,504        6.94%
  484    ELE SM       Endesa, S.A.                                             5%            15.494       7,499        3.84%
1,344    ENEL IM      Enel SpA                                                 5%             5.582       7,502        4.11%
  635    HSBA LN      HSBC Holdings Plc                                        5%            11.805       7,496        4.47%
3,023    BIN IM       IntesaBci SpA                                            5%             2.481       7,499        3.30%
  687    LLOY LN      Lloyds TSB Group Plc                                     5%            10.921       7,503        4.64%
1,429    NDA SS       Nordea AB                                                5%             5.248       7,500        3.60%
  706    SPI IM       Sanpaolo IMI SpA                                         5%            10.626       7,502        4.71%
  135    GLE FP       Societe Generale                                         5%            55.423       7,482        3.84%
  624    STAN LN      Standard Chartered Plc                                   5%            12.015       7,497        3.59%
1,102    STL NO       Statoil ASA                                              5%             6.807       7,502        4.90%
   32    ZURN VX      Zurich Financial Services AG                             5%           232.025       7,425        4.40%
                                                                            _______                    ________
                              Total Investments                              100%                      $149,911
                                                                            =======                    ========

___________

See "Notes to Schedules of Investments" on page 15.

                        Schedule of Investments

        The Nasdaq(R) Target 15 Portfolio, Qualified 2002 Series
                                 FT 583


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2001


                                                                                     Percentage
Number                                                                               of Aggregate  Market      Cost of
of         Ticker Symbol and                                                         Offering      Value per   Securities to
Shares     Name of Issuer of Securities (1)                                          Price         Share       the Trust (2)
______     _______________________________________                                   ___________   ________    _____________
136        APOL       Apollo Group, Inc. (Class A)                                    4.09%        $45.060     $  6,128
334        BBBY       Bed Bath & Beyond Inc.                                          7.70%         34.550       11,540
174        BGEN       Biogen, Inc.                                                    6.84%         58.990       10,264
313        BMET       Biomet, Inc.                                                    6.62%         31.700        9,922
103        CDWC       CDW Computer Centers, Inc.                                      3.73%         54.250        5,588
198        CTAS       Cintas Corporation                                              6.56%         49.690        9,839
600        CEFT       Concord EFS, Inc.                                              13.00%         32.490       19,494
520        COST       Costco Wholesale Corporation                                   15.67%         45.190       23,499
136        CYTC       Cytyc Corporation                                               2.42%         26.690        3,630
220        FISV       Fiserv, Inc.                                                    6.40%         43.620        9,596
215        KLAC       KLA-Tencor Corporation                                          7.36%         51.310       11,032
152        MCHP       Microchip Technology Incorporated                               4.10%         40.420        6,144
175        NVDA       NVIDIA Corporation                                              7.90%         67.710       11,849
 90        PCAR       PACCAR Inc.                                                     4.06%         67.680        6,091
 79        SYMC       Symantec Corporation                                            3.55%         67.420        5,326
                                                                                    _______                    ________
                           Total Investments                                        100.00%                    $149,942
                                                                                    =======                    ========

___________

See "Notes to Schedules of Investments" on page 15.

                          Schedule of Investments

           The S&P Target 24 Portfolio, Qualified 2002 Series
                                 FT 583


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2001


                                                                               Percentage
Number                                                                         of Aggregate     Market     Cost of
of          Ticker Symbol and                                                  Offering         Value per  Securities to
Shares      Name of Issuer of Securities (1)                                   Price            Share      the Trust (2)
______      _______________________                                            _________        ______     _________
 74         ADSK        Autodesk, Inc.                                           1.84%          $ 37.300   $  2,760
 91         AZO         AutoZone, Inc.                                           4.42%            72.890      6,633
 87         AVP         Avon Products, Inc.                                      2.70%            46.680      4,061
 79         BLS         BellSouth Corporation                                    2.04%            38.750      3,061
 30         BMET        Biomet, Inc.                                             0.63%            31.700        951
133         BR          Burlington Resources Inc.                                3.35%            37.880      5,038
  6         CTL         CenturyTel, Inc.                                         0.13%            32.850        197
 88         DLX         Deluxe Corporation                                       2.46%            41.940      3,691
 83         DVN         Devon Energy Corporation                                 2.17%            39.200      3,254
 20         FRX         Forest Laboratories, Inc.                                1.09%            81.680      1,634
136         GIS         General Mills, Inc.                                      4.74%            52.360      7,121
230         GPC         Genuine Parts Company                                    5.62%            36.680      8,436
344         JNJ         Johnson & Johnson                                       13.71%            59.860     20,592
243         KLAC        KLA-Tencor Corporation                                   8.30%            51.310     12,468
192         MCO         Moody's Corporation                                      5.18%            40.550      7,786
197         NVDA        NVIDIA Corporation                                       8.88%            67.710     13,339
 89         PGR         The Progressive Corporation                              8.94%           150.850     13,426
229         RHI         Robert Half International Inc.                           4.12%            27.010      6,185
141         SBC         SBC Communications Inc.                                  3.71%            39.490      5,568
 73         SWK         The Stanley Works                                        2.26%            46.520      3,396
260         SV          Stilwell Financial, Inc.                                 4.85%            28.020      7,285
 52         SUN         Sunoco, Inc.                                             1.31%            37.700      1,960
229         TJX         The TJX Companies, Inc.                                  6.11%            40.040      9,169
 62         UST         UST Inc.                                                 1.44%            34.910      2,165
                                                                               _______                     ________
                             Total Investments                                 100.00%                     $150,176
                                                                               =======                     ========

___________

See "Notes to Schedules of Investments" on page 15.

                        Schedule of Investments

        Value Line(R) Target 25 Portfolio, Qualified 2002 Series
                                 FT 583


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2001


                                                                                   Percentage
Number                                                                             of Aggregate   Market        Cost of
of          Ticker Symbol and                                                      Offering       Value per     Securities to
Shares      Name of Issuer of Securities (1)                                       Price          Share         the Trust (2)
______      _______________________________________                                _________      _________     _________
214         ARG         Airgas, Inc.                                                 2.14%        $ 14.990      $  3,208
 28         AMWD        American Woodmark Corporation                                1.00%          53.040         1,485
 93         APOG        Apogee Enterprises, Inc.                                     1.00%          16.200         1,507
114         APPB        Applebee's International, Inc.                               2.64%          34.720         3,958
329         AZO         AutoZone, Inc.                                              15.99%          72.890        23,981
 32         BIO/A       Bio-Rad Laboratories, Inc. (Class A)                         1.35%          63.250         2,024
 83         CHS         Chico's FAS, Inc.                                            2.23%          40.240         3,340
191         CPRT        Copart, Inc.                                                 4.73%          37.160         7,098
 89         DP          Diagnostic Products Corporation                              2.62%          44.200         3,934
 51         FRED        Fred's, Inc.                                                 1.35%          39.730         2,026
122         GAP         The Great Atlantic & Pacific Tea Company, Inc.               1.94%          23.880         2,913
432         IKN         IKON Office Solutions, Inc.                                  3.35%          11.640         5,028
 94         LE          Lands' End, Inc.                                             3.13%          50.010         4,701
197         MIK         Michaels Stores, Inc.                                        4.36%          33.200         6,540
162         MHK         Mohawk Industries, Inc.                                      5.94%          55.010         8,912
381         MYL         Mylan Laboratories Inc.                                      9.63%          37.910        14,444
456         NVDA        NVIDIA Corporation                                          20.58%          67.710        30,876
318         RPM         RPM, Inc.                                                    3.10%          14.640         4,656
128         RGIS        Regis Corporation                                            2.26%          26.440         3,384
 93         RYAN        Ryan's Family Steak Houses, Inc.                             1.30%          21.050         1,958
 40         RYL         The Ryland Group, Inc.                                       1.98%          74.400         2,976
321         STK         Storage Technology Corporation                               4.38%          20.480         6,574
 61         URBN        Urban Outfitters, Inc.                                       1.00%          24.450         1,491
107         WMAR        West Marine, Inc.                                            1.00%          14.000         1,498
 63         WTSLA       The Wet Seal, Inc. (Class A)                                 1.00%          23.690         1,492
                                                                                   _______                      ________
                                Total Investments                                  100.00%                      $150,004
                                                                                   =======                      ========

___________

See "Notes to Schedules of Investments" on page 15.

Page 14


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on December 31, 2001. Each Trust has a Mandatory Termination Date of December 31, 2002.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on December 28, 2001, the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                                 Cost of
                                                                                 Securities   Profit
                                                                                 to Sponsor   (Loss)
                                                                                 ___________  _______
The Dow(sm) Dividend And Repurchase Target 10 Portfolio, Qualified 2002 Series   $149,580     $   417
European Target 20 Portfolio, Qualified 2002 Series                               151,563      (1,652)
The Nasdaq(R) Target 15 Portfolio, Qualified 2002 Series                          150,190        (248)
The S&P Target 24 Portfolio, Qualified 2002 Series                                150,172           4
Value Line(R) Target 25 Portfolio, Qualified 2002 Series                          150,719        (715)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) J.P. Morgan Chase & Co. is the parent company of JPMorgan Chase Bank, the Trustee.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 583, consists of five separate portfolios set forth below:

- The Dow(sm) Dividend And Repurchase Target 10 Portfolio
- European Target 20 Portfolio
- The Nasdaq(R) Target 15 Portfolio
- The S&P Target 24 Portfolio
- Value Line(R) Target 25 Portfolio

Units of the Trusts are only available to employee benefit plans established pursuant to Sections 401(a) or 457 of the Internal Revenue Code of 1986, as amended ("Eligible Plans"). Eligible Plans will invest in Units of the Trusts in accordance with allocation instructions received from employees pursuant to their respective terms. Accordingly, the interests of an employee in the Units of a Trust is subject to the terms of their respective Eligible Plan and the terms on which Units of the Trusts are offered as an investment alternative under such Eligible Plan. As used herein, Unit holder shall refer to an Eligible Plan.

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, JPMorgan Chase Bank as Trustee, BISYS Fund Services Ohio, Inc. as Shareholder Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited the portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

After the Initial Date of Deposit, additional Securities, or cash (including a letter of credit) with instructions to buy more Securities, may be deposited in a Trust to create new Units for sale. Additional Units will be created to the extent practicable, according to the percentage relationship established among the Securities in a Trust on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.


Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If cash is deposited, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because each Trust pays the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. However, the time it takes a Trust to buy the Securities and their variance in price from the evaluation price will generally be greater in situations in which a large number of Units needs to be created in a short period of time. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.


An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.


Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and deferred sales charge resulting from the failed contract on the next Income Distribution Date. Any

Replacement Security a Trust acquires will be identical to those from the failed contract.


                       Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts all seek to provide above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The Dow (sm) Dividend and Repurchase Target 10 Portfolio Strategy.


The Dow (sm) Dividend and Repurchase Target ("DART") 10 Portfolio Strategy selects a portfolio of Dow Jones Industrial Average ("DJIA") stocks with high dividend yields and/or high buyback ratios as a means to achieving the Trust's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback programs may indicate a company with a strong cash flow position and high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1." The Dow(sm) DART 10 Portfolio is determined as follows:



Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.


Step 2: We then select the ten stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) DART 10 Portfolio is considered a Large-Cap Value Trust.


European Target 20 Portfolio Strategy.

The European Target 20 Portfolio invests in stocks with high dividend yields as a means to achieving the Trust's investment objective. Investing in stocks with high dividend yields may be effective in achieving the Trust's investment objective, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The European Target 20 Portfolio is determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain,
Sweden, Switzerland or the United Kingdom by dividend yield as of four business days prior to the date of this prospectus.

Step 2: We select the 20 highest dividend-yielding stocks for the European Target 20 Portfolio.

The Nasdaq(R) Target 15 Portfolio Strategy.

The Nasdaq(R) Target 15 Portfolio invests in a portfolio of 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cashflow as a means to achieving the Trust's investment objective. The Nasdaq(R) Target 15 Portfolio is determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best (1) to worst
(100)).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Portfolio.

The stocks which comprise The Nasdaq(R) Target 15 Portfolio are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, The Nasdaq(R) Target 15 Portfolio is considered a Large-Cap Growth Trust.

The S&P Target 24 Portfolio Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.

Value Line(R) Target 25 Portfolio Strategy.

The Value Line(R) Target 25 Portfolio invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes as a means to achieving the Trust's investment objective. Value Line(R) ranks 1,700 stocks which represent approximately 94% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on a long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line Target 25 Portfolio is determined as follows:

Step 1: We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following screens as of two business days prior to the date of this prospectus.

Step 2: We screen for consistent growth by ranking these remaining stocks based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then screen for profitability by ranking the stocks by their return on assets.

Step 4: Finally, we screen for value by ranking the stocks based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line(R) Target 25 Portfolio.

The stocks which comprise the Value Line(R) Target 25 Portfolio are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm) ," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular, The Dow(sm) DART 10 Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 24 Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Trust. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Nike Securities L.P. The Value Line(R) Target 25 Portfolio is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc. Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.

Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and Value
Line are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted above, none of the index publishers have given us a license to use their index nor have they approved of any of the information in this prospectus.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Certain of the Securities in certain of the Trusts are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short one-year life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trusts or that these Securities will increase in value.


Two of the Securities in The Nasdaq(R) Target 15 Portfolio and three of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 28.67% and 46.20%, respectively, of the value of each Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the strategy or the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's comparative index. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Financial Services Industry. Because more than 25% of the European Target 20 Portfolio is invested in financial services companies, the Trust is considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. A portfolio concentrated in a single industry may present more risks than a portfolio broadly diversified over several industries. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.


Retail Industry. The Nasdaq(R) Target 15 Portfolio and the Value Line(R) Target 25 Portfolio are considered to be concentrated in retail companies. General risks of retail companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns.



Technology Industry. The Nasdaq(R) Target 15 Portfolio is also considered to be concentrated in technology stocks. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.



Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Philip Morris Companies Inc., or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.



Foreign Stocks. All of the Securities in the European Target 20 Portfolio are issued by foreign companies, which makes this Trust subject to more risks than if it invested solely in domestic common stocks. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities;
inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.


The purchase and sale of the foreign Securities will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the European Target 20 Portfolio is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

United Kingdom. The European Target 20 Portfolio is considered to be concentrated in common stocks of U.K. issuers. The United Kingdom is one of 15 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the member nations and make Europe one of the largest common markets in the world. However, the uncertain implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the new common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities adapt to a single currency. The euro conversion may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact the implementation of the euro throughout a majority of EU countries will have on U.K. or European issuers.

Exchange Rates. Because securities of foreign issuers generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the European Target 20 Portfolio) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The recent conversion by 11 of the 15 EU members of their national currencies to the euro could negatively impact the market rate of exchange between such currencies (or the newly created euro) and the U.S. dollar.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the European Target 20 Portfolio would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

          Hypothetical Performance Information

The following table compares hypothetical performance information for the strategies employed by each Trust and the actual performance of the DJIA, S&P 500 Index, Nasdaq-100 Index(R) and MSCI Europe Index in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect brokerage commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index, and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index in certain years and we cannot guarantee that a Trust will outperform its comparative index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA. The DJIA consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest non-financial companies listed on the Nasdaq National Market System.

MSCI Europe Index. The MSCI Europe Index is an equity market capitalization weighted index consisting of over 500 companies from all of the developed markets in Europe.

                                                     COMPARISON OF TOTAL RETURN(2)
   (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                    Hypothetical Strategy Total Returns(1)                            Index Total Returns
         ________________________________________________________________  _______________________________________
         The Dow(sm)   European   The S&P     The Nasdaq(R)  Value Line(r)           MSCI
         DART 10       Target 20  Target 24   Target 15      Target                  Europe   S&P 500   Nasdaq-
Year     Strategy      Strategy   Strategy    Strategy       Strategy      DJIA      Index    Index     100 Index(R)
____     ________      ________   ________    ________       ________      ____      ______   _______   ____________
1972     22.27%                                                             18.38%             18.89%
1973     -3.60%                                                            -13.20%            -14.57%
1974     -8.42%                                                            -23.64%            -26.33%
1975     56.11%                                                             44.46%             36.84%
1976     33.62%                                                             22.80%             23.64%
1977     -3.28%                                                            -12.91%             -7.25%
1978     -3.28%                                                              2.66%              6.49%
1979     11.58%                                                             10.60%             18.22%
1980     23.31%                                                             21.90%             32.11%
1981      0.66%                                                             -3.61%             -4.92%
1982     25.95%                                                             26.85%             21.14%
1983     38.85%                                                             25.82%             22.28%
1984      4.84%                                                              1.29%    1.26%     6.22%
1985     37.73%        77.61%                                 34.37%        33.28%   79.79%    31.77%
1986     40.36%        40.81%      20.42%      21.35%         21.02%        27.00%   44.46%    18.31%     6.89%
1987      3.86%        13.31%       2.62%      12.56%         17.78%         5.66%    4.10%     5.33%    10.49%
1988     17.56%        15.20%       5.48%      -2.04%         -8.41%        16.03%   16.35%    16.64%    13.54%
1989     26.98%        31.43%      23.56%      35.65%         47.37%        32.09%   29.06%    31.35%    26.17%
1990     -0.08%        -1.94%       7.67%      -6.81%          4.09%        -0.73%   -3.37%    -3.30%   -10.41%
1991     42.24%        15.03%      41.50%     107.19%         84.89%        24.19%   13.66%    30.40%    64.99%
1992      7.13%        -5.45%      -0.49%      -1.60%         -1.53%         7.39%   -4.25%     7.62%     8.86%
1993     19.67%        35.69%       9.29%      26.92%         26.29%        16.87%   29.79%     9.95%    11.67%
1994     -1.18%        -1.96%       6.15%       8.98%         14.40%         5.03%    2.66%     1.34%     1.74%
1995     36.57%        33.04%      40.44%      52.02%         53.73%        36.67%   22.13%    37.22%    43.01%
1996     33.38%        22.74%      32.60%      58.21%         55.95%        28.71%   21.57%    22.82%    42.74%
1997     24.14%        27.28%      31.49%      33.48%         35.50%        24.82%   24.20%    33.21%    20.76%
1998     18.49%        34.09%      41.11%     120.95%         92.67%        18.03%   28.80%    28.57%    85.43%
1999     17.01%        27.54%      42.10%      98.51%        113.65%        27.06%   14.12%    20.94%   102.08%
2000      9.24%         6.35%       4.86%     -16.06%         -9.90%        -4.70%   -9.66%    -9.08%   -36.82%
2001     -9.08%       -13.51%     -19.01%     -36.39%        -20.69%       -16.75%  -26.98%   -20.26%   -50.07%
(thru
9/30)

_______________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units.)

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years listed above, The Dow(sm) DART 10 Strategy, European Target 20 Strategy, The S&P Target 24 Strategy, The Nasdaq(R) Target 15 Strategy and Value Line(R) Target 25 Strategy achieved an average annual total return of 17.16%, 20.93%, 16.73%, 30.84% and 32.03%, respectively.
In addition, over each stated period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA; the MSCI Europe Index; the S&P 500 Index; and the Nasdaq-100 Index(R) which were 13.21%, 18.16%, 13.07% and 21.27%, respectively.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts; and

- Dividends receivable on Securities.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until the business day following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Maximum Sales Charge.


The maximum sales charge you will pay is comprised of the following:



Deferred Sales Charge. The deferred sales charge for each Trust is a fixed dollar amount equal to approximately $.073, $.073, $.052, $.080 and $.081 per Unit for The Dow(sm) DART 10 Portfolio, European Target 20 Portfolio, The Nasdaq(R) Target 15 Portfolio, The S&P Target 24 Portfolio and the Value Line(R) Target 25 Portfolio, respectively, which accrues on a daily basis and will be deducted from a Trust's assets on approximately the twentieth day of each month over the life of a Trust and at a Trust's termination. You will only be subject to the deferred sales charge that accrues while you own your Units. At the Public Offering Price per Unit for each Trust set forth in "Summary of Essential Information," the deferred sales charge equals .8% of the Public Offering Price. The deferred sales charge will vary from .8% with changes in the Public Offering Price but in no case will it exceed 1.2% of the Public Offering Price (equivalent to 1.2% of the net amount invested, exclusive of the deferred sales charge).



Creation and Development Fee. As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.


The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of the Securities in the European Target 20 Portfolio during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of non-U.S. listed Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


Dealers and others can purchase Units at prices which represent a concession or agency commission of up to $.0364, $.0365, $.0260, $.0400 and $.0405 per Unit for The Dow sm DART 10 Portfolio, European Target 20 Portfolio, The Nasdaq(R) Target 15 Portfolio, The S&P Target 24
Portfolio and the Value Line(R) Target 25 Portfolio respectively.


We reserve the right to change the amount of concessions or agency commissions from time to time. If we reacquire, or the Trustee redeems, Units from brokers, dealers or other selling agents while a market is being maintained for such Units, such entities agree to immediately repay to us any concession or agency commission relating to the reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.


Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.


From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar

Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and costs to transfer and record the ownership of Units, if any. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE SHAREHOLDER SERVICING AGENT.

                  How We Purchase Units

The Shareholder Servicing Agent will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Shareholder Servicing Agent or Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges


The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of such Trust exceed the estimate, the Sponsor will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of a Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.


As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. The fees payable to the Shareholder Servicing Agent are a fixed dollar amount assessed on a per Trust basis. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.


As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of
 .25% of a Trust's average daily net asset value through the date of collection. In connection with the creation and development fee, in no event will the Sponsor collect more than .25% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.


In addition to a Trust's operating expenses, and the fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's or The Nasdaq Stock Market, Inc. and/or Value Line;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on a Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges. Any compensation or other consideration we or our affiliates receive on Units held in Eligible Plans offered to employees of ours or our affiliates will be remitted to such Eligible Plans to the extent the receipt of such compensation or other consideration by us or our affiliates is not permitted by ERISA.

                       Tax Status

Each Trust is not an association taxable as a corporation for federal income tax purposes. Because the Eligible Plans are exempt from tax under Sections 501(a) or 457 of the Internal Revenue Code of 1986, as amended, while Units are held by Eligible Plans, neither such Eligible Plans nor any participating employee will be taxed on income from a Trust.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts are not associations taxable as corporations.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat the Shareholder Servicing Agent as sole Record Owner of Units on its books. The Shareholder Servicing Agent will keep a record of all individual Unit holders on its books. It is your responsibility to notify the Shareholder Servicing Agent when you become Record Owner. All Units will be held in uncertificated (book-entry) form.

The Shareholder Servicing Agent will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units, the Shareholder Servicing Agent will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Unit Holder Reports.

In connection with each distribution, the Shareholder Servicing Agent will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Shareholder Servicing Agent will provide Eligible Plans with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Shareholder Servicing Agent copies of the evaluations of the Securities as prepared by the Evaluator.

            Income and Capital Distributions

You will be eligible to receive distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account, as well as amounts in the Capital Account, as part of the final liquidation distribution in the case of Rollover Unit holders and others. No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. For purposes of distributions, the Record Date shall be the Mandatory Termination Date and Unit holders on the Record Date shall receive distributions as part of the final liquidation distribution (the "Distribution Date").

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

                  Redeeming Your Units

Each Eligible Plan may redeem all or a portion of its Units at any time by sending a request for redemption to the Shareholder Servicing Agent, who will forward such information to the Trustee. The redemption request must be properly endorsed with proper instruments of transfer and signature guaranteed by an eligible institution. No redemption fee will be charged, but you are responsible for any governmental charges that apply. One business day after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Shareholder Servicing Agent receives your redemption request (if such day is a day the NYSE is open for trading). However, if your redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust.

The Trustee may sell Securities of a Trust to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and dividing

1. the result by the number of outstanding Units of such Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If your Eligible Plan assets are invested in Units of a Trust on the Mandatory Termination Date set forth under "Summary of Essential Information" (a "Rollover Unit holder"), the Trustee, acting in its capacity as Distribution Agent, will redeem such Units and reinvest the proceeds into a New Trust, provided such New Trust is offered and Units are available. If you no longer wish to have your Eligible Plan assets invested in a Trust you can change your Eligible Plan allocation instructions at any time as permitted by your Eligible Plan. As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Distribution Agent on the Mandatory Termination Date. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.


Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum sales charge on such units.


We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not be charged any additional transactional sales charge due to the Special Redemption and Liquidation Period. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." A Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your Units. If a Trust is terminated due to this last reason, we will refund your entire deferred sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result only in the waiver of any remaining unaccrued sales charges on your Units at the time of termination. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
               Shareholder Servicing Agent
                    and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The Shareholder Servicing Agent.

The Shareholder Servicing Agent is BISYS Fund Services Ohio, Inc. with its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219. If you have questions regarding the Trusts, you may call the Shareholder Servicing Agent at (800) 266-5240. The Shareholder Servicing Agent has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor, Shareholder Servicing Agent and
Trustee.

Neither we, the Shareholder Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Shareholder Servicing Agent's and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, Shareholder Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, Shareholder Servicing Agent or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard &

Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Nasdaq(R) Target 15 Portfolio is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq(R) Target 15 Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq(R) Target 15 Portfolioor any member of the public regarding the advisability of investing in securities generally or in The Nasdaq(R) Target 15 Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq(R) Target 15 Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq(R) Target 15 Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq(R) Target 15 Portfolio to be issued or in the determination or calculation of the equation by which The Nasdaq(R) Target 15 Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq(R) Target 15 Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Page 35

                             First Trust(R)

         The Dow(sm) Dividend And Repurchase Target 10 Portfolio,
                         Qualified 2002 Series
           European Target 20 Portfolio, Qualified 2002 Series
        The Nasdaq(R) Target 15 Portfolio, Qualified 2002 Series
           The S&P Target 24 Portfolio, Qualified 2002 Series
        Value Line(R) Target 25 Portfolio, Qualified 2002 Series
                                 FT 583

                                Sponsor:

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                        Lisle, Illinois 60532
                           1-630-241-4141

 Shareholder Servicing Agent:                 Trustee:

BISYS Fund Services Ohio, Inc.           JPMorgan Chase Bank
       3435 Stelzer Road             4 New York Plaza, 6th floor
     Columbus, Ohio 43219           New York, New York 10004-2413
        1-800-266-5240                     1-800-682-7520
                                        24-Hour Pricing Line:
                                           1-800-446-0132

                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.

                        ________________________

This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-73536) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

Information about the Trusts is available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov.

To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            December 31, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 583 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated December 31, 2001. Capitalized terms have been defined in the prospectus.


                                                   Table of Contents
Dow Jones & Company, Inc.                                                                                                  1
The Nasdaq Stock Market, Inc.                                                                                              2
Standard & Poor's                                                                                                          2
Value Line Publishing, Inc.                                                                                                2
Risk Factors
   Securities                                                                                                              3
   Dividends                                                                                                               3
   Foreign Issuers                                                                                                         3
   United Kingdom                                                                                                          4
   Exchange Rate                                                                                                           5
Litigation
   Tobacco Industry                                                                                                        8
Concentrations
   Financial Services                                                                                                      8
   Retail                                                                                                                 11
   Technology                                                                                                             11
Portfolios
   Equity Securities Selected for The Dow(sm) DART 10 Portfolio, Qualified 2002 Series                                    12
   Equity Securities Selected for European Target 20 Portfolio, Qualified 2002 Series                                     13
   Equity Securities Selected for The Nasdaq(R) Target 15 Portfolio, Qualified 2002 Series                                14
   Equity Securities Selected for The S&P Target 24 Portfolio, Qualified 2002 Series                                      15
   Equity Securities Selected for Value Line(R) Target 25 Portfolio, Qualified 2002 Series                                16

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR

ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq(R) Target 15 Portfolio has not been passed on by the Corporations as to its legality or suitability. The Nasdaq(R) Target 15 Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq(R) Target 15 Portfolio.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Nike is VLPI's licensing to Nike of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to Nike, this Product or any investor. VLPI has no obligation to take the needs of Nike or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY

REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P 500 Index and DJIA declined 4.60% and 7.09%, respectively. In addition, against a backdrop of continued uncertainty regarding the current global currency crisis and falling commodity prices, during the period between July 31, 1998 and September 30, 1998, the S&P 500 and DJIA declined by 8.97% and 11.32%, respectively.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since all of the Securities included in the European Target 20 Portfolio consist of securities of foreign issuers, an investment in such a Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the European Target 20 Portfolio, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the European Target 20 Portfolio are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the European Target 20 Portfolio and on the ability of the Trust to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the European Target 20 Portfolio will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the International Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. In the first quarter of 1998, gross domestic product (GDP) of the United Kingdom grew to a level 3.0% higher than in the first quarter of 1997, however the overall rate of GDP growth has slowed since the third quarter of 1997. The slow down largely reflects a deteriorating trade position and higher indirect taxes. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes, as well as the implementation of a common currency throughout a majority of EU countries, would affect the currency exchange rate between the U.S. dollar and the British pound sterling. In addition, United Kingdom companies with significant markets or operations in other European countries (whether or not such countries are participating) face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; affect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the Securities issued by United Kingdom companies in the European Target 20 Portfolio.

Exchange Rate. The European Target 20 Portfolio is comprised totally of Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the euro:

              Foreign Exchange Rates


           Range of Fluctuations
           in Foreign Currencies

                        United Kingdom
       Annual           Pound Sterling/
       Period             U.S. Dollar
       _____              ____________
        1983              0.616-0.707
        1984              0.670-0.864
        1985              0.672-0.951
        1986              0.643-0.726
        1987              0.530-0.680
        1988              0.525-0.601
        1989              0.548-0.661
        1990              0.504-0.627
        1991              0.499-0.624
        1992              0.499-0.667
        1993              0.630-0.705
        1994              0.610-0.684
        1995              0.610-0.653
        1996              0.583-0.670
        1997              0.584-0.633
        1998              0.584-0.620
        1999              0.597-0.646
        2000              0.605-0.715

Source: Bloomberg L.P.


Page 6

                End of Month Exchange Rates                             End of Month Exchange Rates
                  for Foreign Currencies                            for Foreign Currencies (continued)

                   United Kingdom                                               United Kingdom
                   Pound Sterling/       Euro/                                  Pound Sterling/       Euro/
Monthly Period     U.S. Dollar         U.S. Dollar          Monthly Period      U.S. Dollar         U.S. Dollar
___________        ____________        ________             ____________        ____________        ________
1994:                                                       1998:
 January              .664             N.A.                  January               .613             N.A.
 February             .673             N.A.                  February              .609             N.A.
 March                .674             N.A.                  March                 .598             N.A.
 April                .659             N.A.                  April                 .598             N.A.
 May                  .662             N.A.                  May                   .613             N.A.
 June                 .648             N.A.                  June                  .600             N.A.
 July                 .648             N.A.                  July                  .613             N.A.
 August               .652             N.A.                  August                .595             N.A.
 September            .634             N.A.                  September             .589             N.A.
 October              .611             N.A.                  October               .596             N.A.
 November             .639             N.A.                  November              .607             N.A.
 December             .639             N.A.                  December              .602             N.A.
1995:                                                       1999:
 January              .633             N.A.                  January               .608             .880
 February             .631             N.A.                  February              .624             .907
 March                .617             N.A.                  March                 .621             .929
 April                .620             N.A.                  April                 .621             .946
 May                  .630             N.A.                  May                   .624             .960
 June                 .627             N.A.                  June                  .634             .966
 July                 .626             N.A.                  July                  .617             .934
 August               .645             N.A.                  August                .623             .947
 September            .631             N.A.                  September             .607             .936
 October              .633             N.A.                  October               .608             .948
 November             .652             N.A.                  November              .626             .991
 December             .645             N.A.                  December              .618             .994
1996:                                                       2000:
 January              .661             N.A.                  January               .619            1.030
 February             .653             N.A.                  February              .633            1.037
 March                .655             N.A.                  March                 .628            1.047
 April                .664             N.A.                  April                 .645            1.096
 May                  .645             N.A.                  May                   .666            1.066
 June                 .644             N.A.                  June                  .661            1.050
 July                 .642             N.A.                  July                  .667            1.079
 August               .639             N.A.                  August                .691            1.126
 September            .639             N.A.                  September             .678            1.132
 October              .615             N.A.                  October               .698            1.178
 November             .595             N.A.                  November              .702            1.145
 December             .583             N.A.                  December              .670            1.060
1997:                                                       2001:
 January              .624             N.A.                  January               .683            1.067
 February             .614             N.A.                  February              .692            1.082
 March                .611             N.A.                  March                 .706            1.140
 April                .616             N.A.                  April                 .699            1.127
 May                  .610             N.A.                  May                   .705            1.182
 June                 .600             N.A.                  June                  .707            1.178
 July                 .609             N.A.                  July                  .702            1.141
 August               .622             N.A.                  August                .688            1.096
 September            .619             N.A.                  September             .678            1.097
 October              .598             N.A.                  October               .688            1.110
 November             .592             N.A.                  November              .702            1.116
 December             .607             N.A.                  December 28           .689            1.129

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the International Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the International Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation


Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.



In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Concentrations

Financial Services. An investment in Units of the European Target 20 Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the European Target 20 Portfolio will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


Retail. The Nasdaq(R) Target 15 Portfolio and the Value Line(R) Target 25 Portfolio are considered to be concentrated in common stocks of retail companies. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.


Technology. The Nasdaq(R) Target 15 Portfolio is also considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in a Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

     Equity Securities Selected for The Dow(sm) DART 10 Portfolio,
                    Qualified 2002 Series


Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.



The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.



The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.



Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.



Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.



General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks

"Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.



J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.



Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.


       Equity Securities Selected for European Target 20 Portfolio


ABN AMRO Holding NV, headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.



Abbey National Plc, headquartered in London, England, is a financial services group. The company provides personal saving accounts, mortgages, secured and unsecured lending, banking and investment services, life and general insurance, and wealth management services. A subsidiary, Abbey National Treasury Services Plc, provides international wholesale banking services.



Anglo American Plc, headquartered in London, England, holds investments in gold, platinum, diamond, uranium, coal and other mineral mining companies in South Africa, Brazil and the United States. The company also invests in industrial, commercial, finance and insurance companies and small businesses; and provides property development services.



BHP Billiton Plc, headquartered in London, England, is an international resources company. The company's principal business lines include mineral exploration and production in addition to petroleum exploration, production and refining. The company also manufactures steel for the construction industry.



Bayer AG, headquartered in Leverkusen, Germany, manufactures industrial chemicals and polymers, as well as human and animal healthcare products, pharmaceuticals and agricultural crop protection agents. The company markets its products to the automotive, electronic, medical, construction, farming, textile, utility and printing industries worldwide.



British American Tobacco Plc, headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence in approximately 180 countries around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."



CGNU Plc, headquartered in London, England, is the holding company for Commercial Union Assurance Company Plc, an international life and property-casualty insurance operation. Through its subsidiary, the company transacts all classes of insurance and life assurance excluding industrial life. The company also does business in property investment and development, loans and mortgages.



Cable & Wireless Plc, headquartered in London, England, operates as an international provider of telecommunications and multimedia communications services in more than 70 countries, including the United Kingdom, Australia, the Caribbean, Hong Kong, Japan and the United States. The company also operates a fleet of vessels and submersible vehicles for laying and burying cable.



DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures and markets automobiles and other vehicles worldwide. The company also provides electronics and telecommunications services as well as aerospace, defense and financial services.



Endesa, S.A., headquartered in Madrid, Spain, produces, transmits, distributes and supplies electricity to major utilities throughout Spain and has interests in coal mining companies.



Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.



HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.



IntesaBci SpA, headquartered in Milan, Italy, that country's largest Bank holding company, provides commercial and retail banking and other financial services through branches in Italy and 40 other countries.



Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.



Nordea AB, headquartered in Stockholm, Sweden, is the holding company for the MeritaNordbanken Group. The company creates and markets financial products and services for individuals, companies and institutions, and the public sector. The company services the Scandinavian countries and the Baltic Sea region.



Sanpaolo IMI SpA, headquartered in Turin, Italy, operates as a commercial bank in Italy and abroad and is the holding company of a diversified financial group which includes municipal lender "Crediop."



Societe Generale, headquartered in Paris, France, provides full banking and financial services through both domestic and foreign offices. The company offers clients asset management, capital market services, equity investments and specialized financing, and operates in 80 countries.



Standard Chartered Plc, headquartered in London, England, is an international banking group. The company operates primarily in Asia, Africa, Latin America and the Middle East. Products and services encompass the personal, consumer, corporate, institutional and treasury markets.



Statoil ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.



Zurich Financial Services AG, headquartered in Zurich, Switzerland, offers a full range of insurance and investment products and services, from life insurance and investment funds for individuals to complex reinsurance and alternative risk transfer arrangements for companies. The company operates in more than 60 countries.


   Equity Securities Selected for The Nasdaq(R) Target 15 Portfolio,
                            Qualified 2002 Series


Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.



Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.



CDW Computer Centers, Inc., headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals including desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices; accessories; networking products; and software.



Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.



Concord EFS, Inc., headquartered in Memphis, Tennessee, provides electronic transaction authorization, processing, settlement and funds transfer services on a nationwide basis.



Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.

Cytyc Corporation, headquartered in Boxborough, Massachusetts, designs, develops, makes and sells the "ThinPrep" sample preparation system for the automated preparation of microscope slides of cervical cell specimens for use in cervical cancer screening, as well as for the preparation of non-gynecological cell specimens.



Fiserv, Inc., headquartered in Brookfield, Wisconsin, provides information management technology and related services to banks, broker/dealers, credit unions, financial planners and investment advisers, insurance companies, leasing companies, mortgage lenders and savings institutions



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.



NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.



PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium-
 and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.



Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into 3 business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.


     Equity Securities Selected for The S&P Target 24 Portfolio,
                        Qualified 2002 Series


Autodesk, Inc., headquartered in San Rafael, California, is a software design and digital content company for the architectural design and land development, manufacturing, utilities, telecommunications, and media and entertainment industries.



AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.



Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.



BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.



Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.



Burlington Resources Inc., headquartered in Houston, Texas, is a holding company engaged, through its subsidiaries, in the exploration, development, production and marketing of crude oil and natural gas.



CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.



Deluxe Corporation, headquartered in Shoreview, Minnesota, is a provider of integrated risk management, electronic transaction services and paper payments to the financial services and retail industries.



Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, including its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production and in the acquisition of producing properties.



Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.



General Mills, Inc., headquartered in Minneapolis, Minnesota, makes and markets a variety of consumer food products, including ready-to-eat cereals, desserts, flour and baking mixes, dinner and side dish products, snack products, beverages and yogurt products.



Genuine Parts Company, headquartered in Atlanta, Georgia, is a wholesale distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.



NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.



The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries which provide personal auto insurance and specialty property-casualty insurance.



Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.



The Stanley Works, headquartered in New Britain, Connecticut, manufactures products for the home improvement and consumer markets including handtools, hardware and residential door systems.



Stilwell Financial, Inc., headquartered in Kansas City, Missouri, provides investment management services through its subsidiaries, Janus Capital Corporation, Berger LLC and Nelson Money Managers Plc. The company also has a minority interest in DST Systems, which provides information processing and software.



Sunoco, Inc., headquartered in Philadelphia, Pennsylvania, through its subsidiaries, is a petroleum refiner and marketer with interests in coke-making and coal mining. The company's petroleum refining and marketing operations are conducted primarily in the eastern half of the United States.



The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.



UST Inc., headquartered in Greenwich, Connecticut, through its subsidiaries, manufactures and sells smokeless tobacco products (snuff and chewing tobacco), wines and craft beers, and premium cigars.


  Equity Securities Selected for Value Line(R) Target 25 Portfolio,
                        Qualified 2002 Series


Airgas, Inc., headquartered in Radnor, Pennsylvania, distributes industrial, medical and specialty gases, welding machines, accessories and protective equipment. The company also manufactures carbon products, calcium carbide and nitrous oxide.



American Woodmark Corporation, headquartered in Winchester, Virginia, manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets.



Apogee Enterprises, Inc., headquartered in Minneapolis, Minnesota, provides technologies used in the design and development of value-added glass products, services and systems for the non-residential building, commercial and automotive markets.



Applebee's International, Inc., headquartered in Overland Park, Kansas, develops, franchises and operates casual dining restaurants in 49 states and eight international countries under the "Applebee's Neighborhood Grill and Bar" name.



AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.



Bio-Rad Laboratories, Inc. (Class A), headquartered in Hercules,
California, manufactures and supplies the life science, analytical chemistry and healthcare markets with a broad range of products and systems used to separate complex chemical and biological materials, and to identify, analyze and purify their components.



Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.



Copart, Inc., headquartered in Benicia, California, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles through auctions, principally to licensed dismantlers, rebuilders and used vehicle dealers.



Diagnostic Products Corporation, headquartered in Los Angeles,
California, develops, manufactures and markets medical immunodiagnostic test kits which utilize state-of-the-art technology derived from immunology and molecular biology. The company also makes automated laboratory instruments.



Fred's, Inc., headquartered in Memphis, Tennessee, operates discount general merchandise stores in the southeastern United States.



The Great Atlantic & Pacific Tea Company, Inc., headquartered in
Montvale, New Jersey, is a supermarket company which operates under the names: "A&P," "Super Fresh," "Sav-A-Center," "Farmer Jack,"
"Waldbaum's," "Super FoodMart," "Ultra Food and Drug," "Dominion," "Food Basics," "The Barn Markets" and "Food Emporium."



IKON Office Solutions, Inc., headquartered in Valley Forge,
Pennsylvania, offers a broad range of business products including copier and printing systems, computer networking, outsourcing, distributed printing, imaging, network design and consulting, application development and technology training.



Lands' End, Inc., headquartered in Dodgeville, Wisconsin, is a direct marketer of traditionally styled, casual clothing for men, women and children; accessories; domestics; shoes; and soft luggage.



Michaels Stores, Inc., headquartered in Irving, Texas, is a national specialty retailer providing materials, ideas and education for creative activities in home decor, art and craft projects.



Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.



Mylan Laboratories Inc., headquartered in Pittsburgh, Pennsylvania, is a leading manufacturer of generic pharmaceutical products in finished tablet, capsule and powder dosage forms, for resale by others. The company's generic drugs encompass approximately 33 different therapeutic classes, including analgesics, antianginals, antianxiety agents, antibiotics, antidepressants, antidiabetics, antidiarrheals, an antigout drug, an antihistamine, antihypertensives, anti-inflammatories, antipsychotics, anxiolytics, a bronchial dilator, diuretics, hypnotic agents, a muscle relaxant and a uricosuric.



NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.



RPM, Inc., headquartered in Medina, Ohio, manufactures and markets protective coatings that are used in waterproofing, general maintenance, flooring systems and coating, corrosion control, and other applications.



Regis Corporation, headquartered in Edina, Minnesota, is an owner, operator, franchisor and acquirer of hair and retail product salons.



Ryan's Family Steak Houses, Inc., headquartered in Greer, South
Carolina, operates a chain of restaurants located principally in the southern and midwestern United States.



The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.



Storage Technology Corporation, headquartered in Louisville, Colorado, designs, manufactures, markets and maintains information storage products, storage services and storage management software.



Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, operates two business segments, a lifestyle-oriented general merchandise-retailing segment and a wholesale apparel business.



West Marine, Inc., headquartered in Watsonville, California, retails recreational and commercial boating supplies and apparel under the "West Marine" and "E&B Discount Marine" names. The company sells its products through specialty retail stores and catalogs. The company is also involved in the wholesale distribution of products to commercial customers and other retailers through its "Port Supply" business line and stores.



The Wet Seal, Inc. (Class A), headquartered in Foothill Ranch,
California, is a nationwide specialty retailer of fashionable and contemporary apparel and accessory items designed for consumers with a young, active lifestyle.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                               S-1

                           SIGNATURES

     The Registrant, FT 583, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 583, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on December 31, 2001.

                              FT 583

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   December 31, 2001
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )   Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3

                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-73536 of FT 583 of our report dated December 31, 2001 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.





DELOITTE & TOUCHE LLP


Chicago, Illinois
December 31, 2001


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1    Form of Trust Agreement for FT 583 among Nike Securities
         L.P.,  as  Depositor, JPMorgan Chase Bank,  as  Trustee,
         First Trust Advisors L.P., as Evaluator, and First Trust
         Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-58355] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

                               S-7